UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)
Applix, Inc.

(Name of Subject Company)
Applix, Inc.

(Name of Person Filing Statement)
Common Stock, $0.0025 par value per share

(Title of Class of Securities)
038316105

(CUSIP Number of Class of Securities)
David C. Mahoney
President and Chief Executive Officer
Applix, Inc.
289 Turnpike Road
Westborough, Massachusetts 01581

(508) 870-0300

(Name, Address and Telephone Number of Persons Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
With a Copy to:
Patrick J. Rondeau, Esq.
Hal J. Leibowitz, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
(617) 526-6000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission, which we refer to as the SEC, on September 18, 2007, as amended and supplemented by Amendment No. 1 filed with the SEC on October 9, 2007 and Amendment No. 2 filed with the SEC on October 17, 2007, which we refer to as the Schedule 14D-9, by Applix, Inc., a Massachusetts corporation, which we refer to as Applix, relating to the tender offer made by Dimension Acquisition Corp., which we refer to as Dimension and which is a Massachusetts corporation and an indirect, wholly owned subsidiary of Cognos Incorporated, a Canadian corporation, which we refer to as Cognos, as set forth in the Tender Offer Statement filed by Dimension and Cognos on Schedule TO, dated September 18, 2007, which, as previously filed with the SEC and as the same may be amended or supplemented from time to time, we refer to as the Schedule TO, to purchase all of the issued and outstanding shares of common stock of Applix at a price of $17.87 per share, net to the holder thereof in cash, without interest, less any required withholding and transfer taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 18, 2007, and in the related Letter of Transmittal. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.
All information in the Schedule 14D-9 is incorporated in this Amendment No. 3, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 4. The Solicitation or Recommendation.
     The subsection entitled “Background of the Transaction” of Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:
     “On October 17, 2007, Cognos and Applix announced that the Offer had expired at 12:00 midnight, New York City time, on Tuesday, October 16, 2007. The depositary for the Offer had advised Cognos and Dimension that, as of 12:00 midnight, New York City time, on October 16, 2007, an aggregate of approximately 14,091,975 shares of Applix common stock (including shares tendered by guaranteed delivery) had been tendered, representing approximately 86% of Applix’s then outstanding shares of common stock. Dimension did not exercise the Top-Up Option at that time because a sufficient number of shares could not be issued by Applix to meet the 90% threshold of the Top-Up Option. Dimension commenced a subsequent offering period beginning on Wednesday, October 17, 2007 and expiring at 5:00 p.m., New York City time on Tuesday, October 30, 2007.
     Shortly following the commencement of the subsequent offering period, the parties discussed the purpose of the original structure of the Top-Up Option and the fact that the inclusion of all outstanding exercisable options in the calculation of the 90% threshold of the Top-Up Option would preclude Dimension from ever exercising the Top-Up Option, even though the holders of a majority of Applix’s outstanding shares had tendered their shares in the Offer. During these discussions, Cognos suggested that the parties amend the Top-Up Option to change the threshold to 90% of Applix’s outstanding shares of common stock, excluding all outstanding exercisable options, and thereby enabling a majority of Applix’s outstanding shares of common stock to potentially determine the outcome of the Offer.
     On October 17, 2007, Messrs. Mahoney and Loewenberg, Applix’s two continuing directors, together with the four directors designated by Cognos to serve on Applix’s board of directors pursuant to the terms and conditions of the Merger Agreement, determined to approve an amendment to the Merger Agreement pursuant to which the terms of the Top-Up Option would be revised to exclude the outstanding exercisable options from the calculation of the 90% threshold. On October 17, 2007, Applix, Cognos and Dimension entered into such an amendment to the Merger Agreement. As a result of the amendment, in the event that a sufficient number of additional shares are tendered during the subsequent offering period such that Applix may issue to the Dimension enough shares to achieve an ownership of over 90% of Applix’s outstanding shares of common stock without requiring approval of Applix’s stockholders under the rules of the Nasdaq Stock Market, Dimension will have the ability to exercise the Top-Up Option.”

Item 8. Additional Information.
     The subsection entitled “Top-Up Option” of Item 8 of the Schedule 14D-9 is hereby amended by deleting the words “on a fully-diluted basis” from the first sentence thereof.
Item 9. Exhibits.
     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

“(e)(10)	Amendment No. 1 to Agreement and Plan of Merger, dated as of October 17, 2007, by and among Cognos, Dimension and Applix (incorporated by reference to Exhibit (d)(1)(i) to Amendment No. 3 to Dimension’s Tender Offer Statement on Schedule TO, filed with the SEC by Cognos and Dimension with respect to Applix on October 18, 2007).”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	By:	/s/ Milton A. Alpern

	Name:	Milton A. Alpern
	Title:	Chief Financial Officer
Dated: October 18, 2007

EXHIBIT INDEX

Exhibit No.	Description

(e)(10)	Amendment No. 1 to Agreement and Plan of Merger, dated as of October 17, 2007, by and among Cognos, Dimension and Applix (incorporated by reference to Exhibit (d)(1)(i) to Amendment No. 3 to Dimension’s Tender Offer Statement on Schedule TO, filed with the SEC by Cognos and Dimension with respect to Applix on October 18, 2007).